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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

EXEGENICS INC.
(Name of subject company)

ELK ACQUISITION, INC.
A WHOLLY-OWNED SUBSIDIARY OF
AVI BIOPHARMA, INC.
(Names of filing person-offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of class of securities)

301610 (COMMON STOCK)
NONE (PREFERRED STOCK)
(Cusip number of securities)

DENIS R. BURGER, PH.D.
CHIEF EXECUTIVE OFFICER
AVI BIOPHARMA, INC.
ONE S.W. COLUMBIA, SUITE 1105, PORTLAND, OR 97258
(503) 227-0554
(Name, address, including zip code, and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH COPIES TO:

Francis R. Wheeler, Esq. Cooley Godward LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 (720) 566-4000	Joel I. Papernik, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, New York 10017 (212) 935-3000

CALCULATION OF FILING FEE: Previously Paid

☒Check
the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $988	Filing Party: AVI BioPharma, Inc.
Form or Registration No.: SC TO-T	Date Filed: July 25, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Elk Acquisition, Inc. ("Merger Sub"), a wholly-owned subsidiary of AVI BioPharma, Inc., an Oregon corporation ("AVI BioPharma"), relating to the commencement of an offer through Merger Sub to exchange a portion of a share of common stock, par value $0.0001 per share, of AVI BioPharma (the "AVI BioPharma Shares") for each issued and outstanding share of common stock, par value $0.01 per share (the "eXegenics Common Stock"), of eXegenics Inc., a Delaware corporation ("eXegenics"), and a greater portion of an AVI BioPharma Share for each issued and outstanding share of Series A Convertible Preferred Stock, par value $0.01 per share, of eXegenics (the "eXegenics Preferred Stock"), as described in the Prospectus referenced below (the "Offer").

        The offer was made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2003, by and among AVI BioPharma, Merger Sub and eXegenics which contemplates the merger of Merger Sub with and into eXegenics (the "Merger"). AVI BioPharma has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the AVI BioPharma Shares to be issued to stockholders of eXegenics in the Offer and the Merger, as amended (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Common Stock Letter of Transmittal and Preferred Stock Letter of Transmittal (collectively, the "Letters of Transmittal"), which are Exhibits (a)(1), (a)(2) and (a)(3) hereto respectively. The Prospectus and the Letters of Transmittal, as each may be amended or supplemented from time to time, together constitute the "Offer."

        On August 11, 2003 AVI BioPharma announced the increase in the exchange ratios in the Offer. Currently AVI BioPharma is offering to exchange 0.123 of an AVI BioPharma Share for each share of eXegenics Common Stock and 0.185 of an AVI BioPharma share for each share of eXegenics Preferred Stock.

ITEMS 1 THROUGH 11

        As permitted by General Instruction F to the Schedule TO, all of the information in the Prospectus and the related Letters of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through 11 of this Statement.

ITEM 12. EXHIBITS.

  (a)
  (9) Press release of AVI BioPharma, dated August 11, 2003 (included in AVI BioPharma's Form 425 filed August 11, 2003).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2003	ELK ACQUISITION, INC.
	By:	/s/ ALAN P. TIMMINS
	Name:	Alan P. Timmins
	Title:	President
AVI BIOPHARMA, INC.
	By:	/s/ ALAN P. TIMMINS
	Name:	Alan P. Timmins
	Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(9)	Press release of AVI BioPharma, dated August 11, 2003 (included in AVI BioPharma's Form 425 filed August 11, 2003).

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  ITEMS 1 THROUGH 11
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.
SIGNATURE
EXHIBIT INDEX